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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

ALSIUS CORPORATION
(Name of Issuer)
COMMON STOCK, $0.0001 PAR VALUE
(Title of Class of Securities)
465707 10 7
(CUSIP Number)
LUKE EVNIN
MPM ASSET MANAGEMENT
THE JOHN HANCOCK TOWER
200 CLARENDON STREET, 54TH FLOOR
BOSTON, MASSACHUSETTS 02116
TELEPHONE: (617) 425-9200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
JUNE 21, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	465707 10 7
Explanatory Note
The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”). This Schedule 13D is being filed by the MPM Entities (as defined below), to report the acquisition of shares of Common Stock (as defined below), of the Issuer (as defined below) on June 21, 2007 as described in Item 3 below.

CUSIP No.	465707 10 7

1	NAMES OF REPORTING PERSONS: MPM BioVentures II-QP, L.P

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑ (1)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		1,799,173

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,799,173

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,799,173

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	9.5%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
(1) This Schedule is filed by MPM BioVentures II-QP, L.P., MPM BioVentures II, L.P., MPM Asset Management Investors 2000B LLC, and MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG, MPM Asset Management II, L.P. and MPM Asset Management II LLC (collectively, the “MPM Entities”). The MPM Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) This percentage is calculated based upon 18,974,100 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Act, which is the sum of: (i) 10,974,100 shares of the Issuer’s common stock outstanding on May 15, 2007, as set forth in the Issuer’s most recent Annual Report on Form 10-K, filed with the Securities and Exchange Commission on May 15, 2007 and (ii) 8,000,000 shares of the Issuer’s common stock issued pursuant to the Merger, as defined below.

CUSIP No.	465707 10 7

1	NAMES OF REPORTING PERSONS: MPM BioVentures II, L.P

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑ (1)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		198,572

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		198,572

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	198,572

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	1.1%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
(1) This Schedule is filed by MPM BioVentures II-QP, L.P., MPM BioVentures II, L.P., MPM Asset Management Investors 2000B LLC, and MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG, MPM Asset Management II, L.P. and MPM Asset Management II LLC (collectively, the “MPM Entities”). The MPM Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) This percentage is calculated based upon 18,974,100 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Act, which is the sum of: (i) 10,974,100 shares of the Issuer’s common stock outstanding on May 15, 2007, as set forth in the Issuer’s most recent Annual Report on Form 10-K, filed with the Securities and Exchange Commission on May 15, 2007 and (ii) 8,000,000 shares of the Issuer’s common stock issued pursuant to the Merger, as defined below.

CUSIP No.	465707 10 7

1	NAMES OF REPORTING PERSONS: MPM Asset Management Investors 2000B LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑ (1)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		41,424

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		41,424

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	41,424

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.2%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
(1) This Schedule is filed by MPM BioVentures II-QP, L.P., MPM BioVentures II, L.P., MPM Asset Management Investors 2000B LLC, and MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG, MPM Asset Management II, L.P. and MPM Asset Management II LLC (collectively, the “MPM Entities ”). The MPM Entities expressly disclaim status as a “group ” for purposes of this Schedule 13D.
(2) This percentage is calculated based upon 18,974,100 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Act, which is the sum of: (i) 10,974,100 shares of the Issuer’s common stock outstanding on May 15, 2007, as set forth in the Issuer’s most recent Annual Report on Form 10-K, filed with the Securities and Exchange Commission on May 15, 2007 and (ii) 8,000,000 shares of the Issuer’s common stock issued pursuant to the Merger, as defined below.

CUSIP No.	465707 10 7

1	NAMES OF REPORTING PERSONS: MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑ (1)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Germany

	7	SOLE VOTING POWER:

NUMBER OF		633,399

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		633,399

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	633,399

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	3.3%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
(1) This Schedule is filed by MPM BioVentures II-QP, L.P., MPM BioVentures II, L.P., MPM Asset Management Investors 2000B LLC, and MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG, MPM Asset Management II, L.P. and MPM Asset Management II LLC (collectively, the “MPM Entities”). The MPM Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) This percentage is calculated based upon 18,974,100 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Act, which is the sum of: (i) 10,974,100 shares of the Issuer’s common stock outstanding on May 15, 2007, as set forth in the Issuer’s most recent Annual Report on Form 10-K, filed with the Securities and Exchange Commission on May 15, 2007 and (ii) 8,000,000 shares of the Issuer’s common stock issued pursuant to the Merger, as defined below.

CUSIP No.	465707 10 7

1	NAMES OF REPORTING PERSONS: MPM Asset Management II, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,672,568 (2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

2,672,568 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,672,568 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

14.1%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) This Schedule is filed by MPM BioVentures II-QP, L.P., MPM BioVentures II, L.P., MPM Asset Management Investors 2000B LLC, and MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG, MPM Asset Management II, L.P. and MPM Asset Management II LLC (collectively, the “MPM Entities”). The MPM Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) As described in Item 3 below, pursuant to the Merger Agreement: MPM BioVentures II-QP, L.P. acquired 1,799,173 shares of common stock; MPM BioVentures II, L.P. acquired 198,572 shares of common stock; and MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG acquired 633,399 shares of common stock and MPM Asset Management Investors 2000B LLC acquired 41,424 shares of common stock. MPM Asset Management II, L.P. and MPM Asset Management II LLC are the direct and indirect general partners of MPM BioVentures II-QP, L.P., MPM BioVentures II, L.P. and MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG.
(3) This percentage is calculated based upon 18,974,100 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Act, which is the sum of: (i) 10,974,100 shares of the Issuer’s common stock outstanding on May 15, 2007, as set forth in the Issuer’s most recent Annual Report on Form 10-K, filed with the Securities and Exchange Commission on May 15, 2007 and (ii) 8,000,000 shares of the Issuer’s common stock issued pursuant to the Merger, as defined below.

CUSIP No.	465707 10 7

1	NAMES OF REPORTING PERSONS: MPM Asset Management II LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,672,568 (2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

2,672,568 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,672,568 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

14.1%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) This Schedule is filed by MPM BioVentures II-QP, L.P., MPM BioVentures II, L.P., MPM Asset Management Investors 2000B LLC, and MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG, MPM Asset Management II, L.P. and MPM Asset Management II LLC (collectively, the “MPM Entities”). The MPM Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) As described in Item 3 below, pursuant to the Merger Agreement: MPM BioVentures II-QP, L.P. acquired 1,799,173 shares of common stock; MPM BioVentures II, L.P. acquired 198,572 shares of common stock; and MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG acquired 633,399 shares of common stock and MPM Asset Management Investors 2000B LLC acquired 41,424 shares of common stock. MPM Asset Management II, L.P. and MPM Asset Management II LLC are the direct and indirect general partners of MPM BioVentures II-QP, L.P., MPM BioVentures II, L.P. and MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG.
(3) This percentage is calculated based upon 18,974,100 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Act, which is the sum of: (i) 10,974,100 shares of the Issuer’s common stock outstanding on May 15, 2007, as set forth in the Issuer’s most recent Annual Report on Form 10-K, filed with the Securities and Exchange Commission on May 15, 2007 and (ii) 8,000,000 shares of the Issuer’s common stock issued pursuant to the Merger, as defined below.

          This Schedule is being filed by the MPM Entities, as defined below, and relates to an Amended and Restated Agreement and Plan of Merger among Ithaka Acquisition Corp. (“Ithaka”), Ithaka Sub Acquisition Corp., a California corporation and wholly-owned subsidiary of Ithaka (“Acquisition Sub”), Alsius Corporation, a California corporation (“Alsius”), and certain of the shareholders of Alsius, dated as of February 23, 2007, as amended as of May 1, 2007 (the “Merger Agreement”) pursuant to which on June 21, 2007 Acquisition Sub merged with and into Alsius and Alsius became a wholly-owned subsidiary of Ithaka (the “Merger”). Each share of Alsius capital stock was converted into the right to receive shares of common stock of Ithaka.
          Upon the closing of the Merger, Alsius changed its name to Alsius Medical Corporation and Ithaka changed its name to Alsius Corporation.
Item 1. Security and Issuer
(a) This statement on Schedule 13D relates to the common stock, par value $0.0001 per share (“Common Stock”) of Alsius Corporation, a Delaware corporation, formerly Ithaka Acquistion Corp. (the “Issuer”).
(b) The principal executive offices of the Issuer are located at 15770 Laguna Canyon Road, Suite 150, Irvine, CA 92618.
Item 2. Identity and Background
(a) The entities filing this statement are MPM BioVentures II-QP, L.P., MPM BioVentures II, L.P., MPM Asset Management Investors 2000B LLC, MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG, MPM Asset Management II, L.P. and MPM Asset Management II LLC (collectively, the “MPM Entities”).
(b) The address of the principal place of business of each of the MPM Entities is The John Hancock Tower, 200 Clarendon Street, 544h Floor, Boston, Massachusetts 02116.
(c) The principal business of each of the MPM Entities is the venture capital investment business.
(d) During the last five years, none of the MPM Entities or of the Reporting Persons (as defined below), to the knowledge of the MPM Entities, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, none of the MPM Entities or of the Reporting Persons (as defined below), to the knowledge of the MPM Entities, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Each of the MPM Entities is a Delaware limited partnership or limited liability company, except MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG, which was organized in Germany.
In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers and each other person controlling the general partners of the MPM Entities (the “Reporting Persons”) required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.
Item 3. Source and Amount of Funds or Other Consideration
          The MPM Entities previously purchased in the aggregate 1,049,973 shares of Series E Preferred Stock, 2,690,263 shares of Series F Preferred Stock and unsecured convertible promissory notes in an aggregate amount of $3,743,898 for an aggregate purchase price of $27,564,282 from Alsius prior to the effectiveness of the Merger on June 21, 2007 (the “Previously Purchased Alsius Securities”). The source of the funds for the Previously Purchased Alsius Securities was working capital.
          Pursuant to the Merger Agreement, on June 21, 2007 Acquisition Sub merged with and into Alsius and Alsius became a wholly-owned subsidiary of Ithaka. All shares of capital stock and unsecured convertible promissory notes of Alsius which were issued and outstanding immediately prior to the effective time of the Merger were automatically converted into (i) 8,000,000 shares of Ithaka Common Stock (the “Merger Shares”) and (ii) the right to receive additional shares of common Stock if Ithaka’s revenues equal or exceed 80% of target for each of the fiscal years 2007, 2008 and 2009 (the “Milestone Shares”). The MPM Entities received the following shares upon the closing: 1,799,173 shares by MPM BioVentures II-QP, LP, 198,572 shares by MPM BioVentures II, LP, 633,399 shares by MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG and 41,424 by MPM Asset Management Investors 2000B LLC.
The order of distribution of the Merger Shares and Milestone Shares is as follows:
•	First, the Merger Shares and, if necessary, the Milestone Shares shall be distributed to holders of outstanding unsecured convertible promissory notes, issued by Alsius in April 2006, August 2006 and October 2006, representing a value equal to 1.5 times the outstanding principal amount of notes and accrued interest thereon (up to an aggregate of $11.2 million in the principal amount plus accrued interest).

•	Next, the Merger Shares and, if necessary, the Milestone Shares remaining shall be distributed to the holders of Series F Preferred Stock up to an aggregate value of $49,914,846.

•	Next, the Merger Shares and, if necessary, the Milestone Shares remaining, if any, shall be distributed to the holders of Series A Preferred Stock (up to $80,775), Series B Preferred Stock (up to $74,000), Series C Preferred Stock and Series D Preferred Stock (collectively up to $15,820,260), Series E Preferred Stock (up to $21,336,525) and Series F Preferred Stock (up to $24,957,423), up to an aggregate value for all series of preferred stock of $62,268,983.

•	Next, the Merger Shares and Milestone Shares remaining, if any, shall be distributed to the holders of Common Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock pro rata based on the number of shares of Common Stock held by each holder (assuming conversion of all such shares of preferred stock into Common Stock).
Item 4. Purpose of Transaction
          (a) – (b) The Merger Agreement provided for the acquisition by Ithaka of all of the outstanding capital stock of Alsius through a merger of Acquisition Sub with and into Alsius, as a result of which Alsius became a wholly-owned subsidiary of Ithaka. The shares acquired by the MPM Entities in the Merger were acquired solely for investment purposes.
          (c) Not applicable.
          (d) The Board of Directors following the Merger consists of Paul A. Brooke, William J. Worthen, Eric M. Hecht, Wende S. Hutton, Jack W. Lasersohn, Gregory D. Waller and Kurt C. Wheeler. Mr. Wheeler is member of the general partners of the Reporting Persons and Mr. Wheeler was appointed to the Board of Directors simultaneously with the completion of the Merger and as a condition of the Merger Agreement.
          (e) Other than as a result of the Merger described in Item 3 and 4, not applicable
          (f) None.
          (g) Upon consummation of the Merger, the Certificate of Incorporation of Alsius has been amended and restated in its entirety to be the same in substance as the Certificate of Incorporation of Acquisition Sub, as in effect immediately prior to the Merger, until thereafter amended. The name of the surviving corporation is Alsius Medical Corporation. Upon consummation of the Merger, the Bylaws of Acquisition Sub, as in effect immediately prior to the Merger, are the Bylaws of the surviving corporation until thereafter amended.
          (h) Not applicable.
          (i) Not applicable.
          (j) Subject to the foregoing, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, each of the

Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of Ithaka or its subsidiaries, or other transactions which might have the effect of causing Ithaka’s common stock to become eligible for termination of registration under Section 12(g) of the Act. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of common stock or other securities of Ithaka from time to time, or to sell or otherwise dispose of all or part of the common stock beneficially owned by them (or any shares of common stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.
          The description contained in this Item 4 of the transactions contemplated by the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is incorporated by reference in this Schedule 13D — see Exhibit A.
Item 5. Interest in Securities of the Issuer
The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this Statement is provided as of June 21, 2007:

	Shares	Sole	Shared	Sole	Shared		Percentage
	Held	Voting	Voting	Dispositive	Dispositive	Beneficial	of Class
MPM Entity	Directly	Power	Power	Power	Power	Ownership	(2)
MPM BioVentures II-QP, L.P.	1,799,173	1,799,173	0	1,799,173	0	1,799,173	9.5%
MPM BioVentures II, L.P.	198,572	198,572	0	198,572	0	198,572	1.1%
MPM Asset Management Investors 2000B LLC	41,424	41,424	0	41,424	0	41,424	0.2%
MPM BioVentures GmbH & Co. Parallel- Beteiligungs KG	633,399	633,399	0	633,399	0	633,399	3.3%
MPM Asset Management II, L.P.(1)	0	0	2,672,568	0	2,672,568	2,672,568	14.1%
MPM Asset Management II LLC(1)	0	0	2,672,568	0	2,672,568	2,672,568	14.1%

(1)	MPM Asset Management II, L.P. and MPM Asset Management II LLC own no securities of the Issuer directly. MPM Asset Management II, L.P. and MPM Asset Management II LLC are the direct and indirect general partners of MPM BioVentures II-QP, L.P., MPM BioVentures II, L.P. and MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG

(2)	This percentage is calculated based upon 18,974,100 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Act, which is the sum of: (i) 10,974,100 shares of the Issuer’s common stock outstanding on May 15, 2007, as set forth in the Issuer’s most recent Annual Report on Form 10-K, filed with the Securities and Exchange Commission on May 15, 2007 and (ii) 8,000,000 shares of the Issuer’s common stock issued pursuant to the Merger.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          Certain of Alsius’ stockholders, including the MPM Entities, have entered into lock-up agreements pursuant to which they agreed, in their respective capacities as stockholders of Ithaka, not to sell, transfer, hedge or perform similar transactions with respect to Ithaka’s common stock beneficially owned by them for twelve months following the consummation of the Merger with respect to 50% of the shares issued to the Merger Agreement and eighteen months following the consummation of the Merger with respect to the remaining 50% of the shares issued to the Merger Agreement, except in limited circumstances (the “Ithaka Lock-up Agreements”).
          Pursuant to the Merger Agreement, Ithaka entered into an Escrow Agreement with Continental Stock Transfer & Trust Company and Kurt Wheeler and Wende Hutton, as joint representatives of the Alsius stockholders, on June 21, 2007 (the “Escrow Agreement”), pursuant to which, at the effective time of the Merger, approximately 10% of the aggregate number of shares of Ithaka common stock issued pursuant to the Merger Agreement were placed in an escrow account (the “Indemnity Escrow Shares”). The Indemnity Escrow Shares were placed in the escrow account to satisfy the indemnification obligations of the Alsius stockholders (the “Escrow Accountholders”) pursuant to the Merger Agreement. The Escrow Accountholders will have voting rights with respect to their respective Indemnity Escrow Shares and the exchange agent will distribute any cash dividends or other distributions to such Escrow Accountholders. Except in certain circumstances, on the thirtieth day after the date Ithaka is required to file its Annual Report on Form 10-K for the year ending December 31, 2007, the exchange agent will follow the procedures in the Merger Agreement and Escrow Agreement to release the Indemnity Escrow Shares in the escrow account, unless Ithaka has delivered a claim for indemnification.
          The shares in Item 5(a) and 5(b) above include the proportionate interest of each entity in the Indemnity Escrow Shares deposited with the escrow agent according to the Escrow Agreement.
          The description contained in this Item 6 of the transactions contemplated by the Ithaka Lock-up Agreements and the Escrow Agreement is qualified in its entirety by reference to the full text of the form of Ithaka Lock-up Agreement and the Escrow Agreement, copies of which are incorporated by reference in this Schedule 13D — see Exhibit B and C, respectively.
          Other than as described in this Schedule 13D (including pursuant to the Merger Agreement, Ithaka Lock-up Agreements and the Escrow Agreement) the Reporting Persons are not parties to any other contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Ithaka, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to Be Filed as Exhibits
A. Amended and Restated Agreement and Plan of Merger by and Among Ithaka Acquisition Corp., Ithaka Sub Acquisition Corp., Alsius Corporation and certain of the Shareholders of Alsius Corporation, dated as of February 23, 2007, as amended as of May 1, 2007 (incorporated by reference to Annex A of the Issuer’s Definitive Proxy Statement (SEC File No. 000-51362), filed with the SEC on June 8, 2007).
B. Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (SEC File No. 000-51362), filed with the SEC on October 20, 2006).
C. Form of Escrow Agreement (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K (SEC File No. 000-51362), filed with the SEC on October 20, 2006).
D. Agreement regarding filing of joint Schedule 13D.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 29, 2007
MPM BioVentures II-QP, L.P.

By:	MPM Asset Management II, L.P.,
its General Partner

By:	MPM Asset Management II LLC,
its General Partner

By:	/s/ Luke Evnin
Name:	Luke Evnin
Title:	Investment Manager
MPM BioVentures II, L.P.

By:	MPM Asset Management II, L.P.,
its General Partner

By:	MPM Asset Management II LLC,
its General Partner

By:	/s/ Luke Evnin
Name:	Luke Evnin
Title:	Investment Manager
MPM Asset Management Investors 2000B LLC

By:	/s/ Luke Evnin
Name:	Luke Evnin
Title:	Investment Manager
MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG

By:	MPM Asset Management II, L.P.,
in its capacity as its Special Limited Partner

By:	MPM Asset Management II LLC,
its General Partner

By:	/s/ Luke Evnin
Name:	Luke Evnin
Title:	Investment Manager

MPM Asset Management II, L.P.

By:	MPM Asset Management II LLC,
its General Partner

By:	/s/ Luke Evnin
Name:	Luke Evnin
Title:	Investment Manager
MPM Asset Management II LLC

By:	/s/ Luke Evnin
Name:	Luke Evnin
Title:	Investment Manager
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE I
General Partners/Members:
Luke Evnin
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Member of the general partners of MPM BioVentures II-QP, L.P., MPM BioVentures II, L.P., MPM Asset Management
Investors 2000B LLC, and MPM BioVentures GmbH & Co.
Parallel-Beteiligungs KG
Citizenship: USA
Ansbert Gadicke
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Member of the general partners of MPM BioVentures II-QP, L.P., MPM BioVentures II, L.P., MPM Asset Management
Investors 2000B LLC, and MPM BioVentures GmbH & Co.
Parallel-Beteiligungs KG
Citizenship: USA
Nikolas Galakatos
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Member of the general partners of MPM BioVentures II-QP, L.P., MPM BioVentures II, L.P., MPM Asset Management
Investors 2000B LLC, and MPM BioVentures GmbH & Co.
Parallel-Beteiligungs KG
Citizenship: USA
Michael Steinmetz
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Member of the general partners of MPM BioVentures II-QP, L.P., MPM BioVentures II, L.P., MPM Asset Management
Investors 2000B LLC, and MPM BioVentures GmbH & Co.
Parallel-Beteiligungs KG
Citizenship: USA
Kurt Wheeler
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Member of the general partners of MPM BioVentures II-QP, L.P., MPM BioVentures II, L.P., MPM Asset Management
Investors 2000B LLC, and MPM BioVentures GmbH & Co.
Parallel-Beteiligungs KG
Citizenship: USA

EXHIBIT INDEX
A. Amended and Restated Agreement and Plan of Merger by and Among Ithaka Acquisition Corp., Ithaka Sub Acquisition Corp., Alsius Corporation and certain of the Shareholders of Alsius Corporation, dated as of February 23, 2007, as amended as of May 1, 2007 (incorporated by reference to Annex A of the Issuer’s Definitive Proxy Statement (SEC File No. 000-51362), filed with the SEC on June 8, 2007).
B. Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (SEC File No. 000-51362), filed with the SEC on October 20, 2006).
C. Form of Escrow Agreement (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K (SEC File No. 000-51362), filed with the SEC on October 20, 2006).
D. Agreement regarding filing of joint Schedule 13D.

Exhibit D
JOINT FILING STATEMENT
We, the undersigned, hereby express our agreement that the attached Schedule 13D (and any amendments thereto) relating to the common stock of Alsius Corporation is and shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) of the Act.
Dated: June 29, 2007
MPM BioVentures II-QP, L.P.

By:	MPM Asset Management II, L.P.,
its General Partner

By:	MPM Asset Management II LLC,
its General Partner

By:	/s/ Luke Evnin
Name:	Luke Evnin
Title:	Investment Manager
MPM BioVentures II, L.P.

By:	MPM Asset Management II, L.P.,
its General Partner

By:	MPM Asset Management II LLC,
its General Partner

By:	/s/ Luke Evnin
Name:	Luke Evnin
Title:	Investment Manager
MPM Asset Management Investors 2000B LLC

By:	/s/ Luke Evnin
Name:	Luke Evnin
Title:	Investment Manager
MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG

By:	MPM Asset Management II, L.P.,
in its capacity as its Special Limited Partner

By:	MPM Asset Management II LLC,
its General Partner

By:	/s/ Luke Evnin
Name:	Luke Evnin
Title:	Investment Manager

MPM Asset Management II, L.P.

By:	MPM Asset Management II LLC,
its General Partner

By:	/s/ Luke Evnin
Name:	Luke Evnin
Title:	Investment Manager
MPM Asset Management II LLC

By:	/s/ Luke Evnin
Name:	Luke Evnin
Title:	Investment Manager